Exhibit 99.1

June 29, 2015

Dear Fellow Unitholders,

On May 27, 2015, Sprott launched a hostile take-over bid to acquire all of the outstanding Units of Central GoldTrust (“GoldTrust”) in exchange for units of Sprott Physical Gold Trust (“Sprott PHYS”). Sprott has made numerous disparaging and inaccurate statements about GoldTrust, its administrator and its Trustees. We believe Sprott seeks to deflect your attention from the deficiencies in their unsolicited offer, their poor track record as investment managers, and their transparent attempt to take over the administration of GoldTrust to generate fees to replace those lost due to significant redemptions in Sprott PHYS.

Sprott does not offer compelling value to Unitholders, and you are better off retaining your GoldTrust Units. Sprott would give you no meaningful premium in exchange for significantly higher costs, increased tax risks, reduced bullion security and dramatically diminished governance rights. In addition, there is a risk that the transaction will not result in a tax-free reorganization for certain U.S. Unitholders.

GoldTrust has approved an enhanced redemption feature

On June 24, 2015, your Trustees approved a significantly enhanced cash redemption feature that will be available to ALL Unitholders, which should reduce any potential future trading discounts to Net Asset Value (“NAV”), while maintaining all of the existing advantages of GoldTrust’s low-cost and tax efficient structure. Your Trustees considered how best to mitigate the potential for GoldTrust Units to trade at discounts in bear markets without altering the advantages of the GoldTrust structure that have allowed it to outperform in bull markets for gold. With the enhanced cash redemption feature in place, and in addition to the significantly lower cost, superior bullion security, vastly superior governance structure and more favourable tax treatment inherent in your GoldTrust Units, there is simply NO COMPELLING REASON FOR GOLDTRUST UNITHOLDERS TO TENDER TO SPROTT.

GoldTrust has filed a lawsuit seeking to enjoin the Sprott Offer due to its many legal deficiencies

GoldTrust has filed a lawsuit in Ontario court seeking to enjoin the Sprott Offer due to its many legal deficiencies that are detrimental to GoldTrust Unitholders. Among the key issues raised with the court, is that the bid is in fact an illegal proxy solicitation, seeks to circumvent and reduce standard takeover bid tender thresholds, includes an irrevocable power of attorney that is detrimental to Unitholders and hinders normal withdrawal rights. The lawsuit also alleges that Polar Securities Inc. (“Polar”) and Pekin Singer Strauss Asset Management Inc. (“Pekin”) have been illegally acting in concert with Sprott without public disclosure, which is in contravention of Canadian securities laws. In addition to the well documented reasons to reject the Sprott Offer, given the Sprott Offer may not proceed until the legal deficiencies contained therein are opined on by the court, GoldTrust Unitholders can postpone making any decisions with respect to the Sprott Offer.

The Board of Trustees continues to recommend that Unitholders REJECT the Sprott Offer, TAKE NO ACTION and DO NOT TENDER their Units to the Sprott Offer and WITHDRAW their Units if already tendered.

KEY REASONS TO REJECT THE SPROTT OFFER

1.	GoldTrust approved an enhanced cash redemption feature that should significantly reduce potential future discounts to NAV in down markets

▪	Once GoldTrust’s enhanced cash redemption feature becomes effective, on the later of receipt of required regulatory approvals and July 14, 2015, Unitholders will have the option to redeem Units for cash at an amount equal to 95% of NAV at any time, based on the average published NAV of GoldTrust for the five trading days following the notice of redemption, with no impact on GoldTrust’s existing low-cost structure.

▪	Accessible to ALL Unitholders regardless of the size of their holdings, GoldTrust’s enhanced cash redemption feature will be in stark contrast to Sprott PHYS’ physical redemption feature, which can only be used by certain large investors with holdings greater than approximately US$470,000, or 48,000 Sprott PHYS units.

▪	Redemptions will be accretive on a pre-tax basis to non-redeeming Unitholders, as Units would be redeemed at a 5% discount to their underlying NAV.

▪	Compare GoldTrust’s cash redemption feature is calculated five trading days following the notice of redemption with Sprott PHYS’ redemption feature, which exposes you to significant market risk for as long as 46 days because pricing only occurs once a month.

2.	Sprott’s claims of “unlocking value” are exaggerated – they are offering NO meaningful premium to Unitholders

▪	In contrast to normal takeover bids, Sprott is not offering any meaningful premium in exchange for Sprott charging you significantly higher fees, reducing your bullion security, removing your voting rights, and significantly increasing your potential tax liability.

▪	Sprott touts its offer based on the current difference in trading prices relative to NAV of GoldTrust Units and Sprott PHYS units, a very small difference that results from the current bear market for gold. This should be addressed by GoldTrust’s recently approved new enhanced cash redemption feature.

▪	Sprott provides no assurance of what GoldTrust Unitholders will ultimately receive, as the consideration being offered by Sprott is based on a NAV for NAV exchange ratio that will be determined on a future date.

▪	In the past, Sprott PHYS units have traded at discounts of up to 4.2% of NAV, and any future potential trading discounts would materially reduce or eliminate any value purported to be "unlocked" by the Sprott Offer.

3.	Sprott PHYS charges 40% higher fees than GoldTrust

▪  Sprott PHYS' annual expense ratio of 0.51% of NAV is over 40% higher than GoldTrust’s 0.35%.

▪  On a present value basis, the increase in fees relating to the Sprott Offer represents US$28 million in lost value for GoldTrust’s long-term Unitholders, or approximately 3.4% of GoldTrust’s current total NAV.[1]

▪  Sprott claims to reinvest their significantly higher fees in marketing Sprott PHYS to investors. Given that approximately 23% of Sprott PHYS units have been and continue to be redeemed by their own investors over the past two years, your Trustees question the utility and value of these marketing efforts.

▪  Due to GoldTrust’s best-in-class sliding scale administration fee structure, which reduces as NAV increases, GoldTrust’s total expense ratio has decreased by over 55% since its inception in 2003.[2] Sprott does not have a feature which reduces fees as the size of the trust grows.[3]

1 US$28 mm in lost value calculated based on the difference in the total expense ratio over the last twelve months as at March 31, 2015 between Sprott PHYS and GoldTrust (excluding extraordinary costs associated with the GoldTrust meeting), multiplied by the average end-of-month NAV values of GoldTrust. Assumes this difference in expenses is held constant in perpetuity and discounted at a 5% discount rate.

2 Percentage decrease in GoldTrust’s total expense ratio was determined by taking the total expense ratio over the last twelve months as at March 31, 2015, and the estimated total annualized expense ratio as per GoldTrust’s first quarterly report as at September 30, 2003.

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to the Sprott Offer, you can withdraw your Units by contacting your broker or

D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

4.	Sprott PHYS provides investors with virtually no voting or other governance rights and virtually no ability to replace Sprott as its manager

▪	Sprott PHYS does not have an elected board of trustees, does not hold annual meetings, requires minimum holdings of Sprott PHYS units representing at least 50% of NAV to even requisition a unitholder meeting and does not allow unitholders to elect the trust’s manager.

▪	By contrast, GoldTrust is overseen by a Unitholder-elected, majority-independent Board of Trustees and offers a Unitholder-friendly and best-in-class governance structure.

▪	Sprott has resorted to disparaging and inaccurate remarks about your Trustees. Your Trustees, all of whom were overwhelmingly re-elected by GoldTrust Unitholders at the Unitholder meeting on May 1, 2015, are North America’s most experienced stewards of bullion investments.

5.	Sprott PHYS offers less bullion security and safeguards than GoldTrust

▪	Sprott PHYS simply does not match GoldTrust’s industry-leading bullion security and safeguards.

▪	GoldTrust is committed to not hedge, lend or encumber its bullion in any way, as it is safeguarded solely for the benefit of its Unitholders.

▪	GoldTrust stores its bullion on an unencumbered, fully insured, fully allocated and physically segregated basis in its own sealed cage within an underground Canadian chartered bank vault.

o	Underwriters Laboratories Inc., the recognized authority in vault security standards, rates this vault “Class 3”, their highest, most secure rating. This rating is based on formal standards and specifications.

o	The Canadian chartered bank used by GoldTrust was ranked as the strongest of the publicly traded major banks in Canada and North America by Bloomberg for the past four consecutive years.

6.	GoldTrust Units have outperformed alternative gold bullion investment products in bull markets for gold[4]

▪	GoldTrust’s industry-leading low-cost and tax efficient structure provides maximum leverage to rising bullion prices for long-term investors.

▪	Since its U.S. listing in 2006, GoldTrust Units have generated Unitholder returns of over 85%.[5]

▪	GoldTrust Units have generally traded at meaningful premiums to NAV in a rising gold price market with observed premiums as high as 35% to NAV. During the last bull market for gold, the return provided by GoldTrust Units outperformed alternative gold bullion investment products, including Sprott PHYS.

7.	The Sprott Offer could result in significant negative U.S. tax consequences for U.S. Unitholders

▪	Sprott continues to make inconsistent and misleading disclosure regarding the potential U.S. tax treatment of their unsolicited offer.

▪	It is uncertain whether the transaction would qualify as a tax-deferred reorganization for U.S. tax purposes; Sprott’s circular states that such determination “depends on the resolution of complex issues and facts,” some of which will not be known until after the completion of the transaction.

3 Sprott PHYS has an expense cap that caps the management fee to ensure total expenses, excluding tax expenses, remain within 1/12 of 0.65% of NAV on a monthly basis, though GoldTrust believes the cap was not applicable during the twelve months ended March 31, 2015 given what GoldTrust estimates to be Sprott PHYS’ expense ratios.

4 Based on the relative performance of various gold bullion investment products, including GoldTrust, Sprott PHYS, iShares Gold Bullion ETF (TSX-listed), and SPDR Gold Shares ETF (“GLD ETF”), over an illustrative “Bull Market” for gold from May 3, 2010 to October 27, 2011. For additional information, please refer to section 7 of “Reasons for Rejecting the Sprott Offer” in GoldTrust’s Trustees’ Circular filed on June 9th, 2015, which is accessible via EDGAR and SEDAR.

5 Performance since September 22, 2006, when GoldTrust was listed in the U.S. to June 25, 2015.

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to the Sprott Offer, you can withdraw your Units by contacting your broker or

D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

▪	Your Trustees believe that it is incumbent on Sprott to completely and accurately describe for Unitholders the full implications of their offer. Sprott should not downplay what your Trustees believe are material tax risks in order to make their offer appear more attractive to Unitholders.

▪	According to public records, during the most recent two years, a significant number of Sprott PHYS units have been redeemed by Sprott PHYS unitholders, which has required Sprott PHYS to deliver, sell or transfer gold bullion. QEF Electing unitholders who hold Sprott PHYS units and who are not the redeeming unitholder will be subject to tax on their pro rata share of any gains recognized by Sprott PHYS as a result of the delivery, sale or transfer of gold bullion by Sprott PHYS pursuant to a redemption. Your Trustees believe there is a risk that Unitholders who have made a QEF Election and that tender their GoldTrust Units in exchange for Sprott PHYS units will be forced to include a greater amount of income by reason of the redemption features of Sprott PHYS, irrespective of whether a unitholder has actually utilized the redemption feature themselves.

8.	Sprott has a poor track record of managing investor capital

▪	GoldTrust’s Trustees Circular (the “Trustees’ Circular”), dated June 9, 2015, summarizes Sprott’s poor track record as an investment manager, including the loss of over $1.5 billion of investor capital while at the same time collecting hundreds of millions in management fees from these same investors.[6]

▪	Rather than addressing these shortcomings, Sprott attempts to deflect attention from their poor track record by making disparaging remarks about GoldTrust’s administrator and Independent Trustees. Of note, Sprott Asset Management LP, the manager for Sprott PHYS, stands to gain approximately US$3 million in additional annual management fees if the Sprott Offer is successful.[7]

9.	The Sprott Offer has been structured to bypass traditional statutory securityholder protections

▪	Tendering GoldTrust Unitholders (on a tax-deferred basis) must grant to Sprott Asset Management LP an irrevocable power of attorney to effect significant structural changes to GoldTrust to force through their proposed merger transaction.

▪	Sprott intends to use this irrevocable power of attorney to amend GoldTrust’s Declaration of Trust to lower the threshold required for a bidder to effect a compulsory acquisition or redemption of non-tendered Units from 90% to 66⅔%, which represents a departure from parallel corporate law requirements designed to protect minority securityholders.

▪	The fact that this power of attorney is “irrevocable” means that Sprott will maintain voting control over Units tendered on a rollover basis AFTER expiry of the Sprott Offer, even if Sprott has not satisfied any or all of the stated conditions to the Sprott Offer or paid GoldTrust Unitholders for their Units.

10.	Pekin’s support of the Sprott Offer is misleading and not representative of GoldTrust Unitholders

▪	Sprott touts the support of Pekin as evidence of “support build[ing]” for their unsolicited offer. Pekin is not representative of ALL GoldTrust Unitholders, as clearly demonstrated by their recent support of Polar’s proposal, which was made on behalf of its North Pole Capital Master Fund and premised on the adoption by GoldTrust of a physical bullion redemption feature substantially similar to the physical bullion redemption feature offered by Sprott PHYS.

▪	Polar’s proposal was rejected by over 80% of the votes cast (excluding Polar) by Unitholders at GoldTrust’s annual and special meeting held just last month.

6 For additional information, please refer to section 9 and 10 of “Reasons for Rejecting the Sprott Offer” in GoldTrust’s Trustees’ Circular filed on June 9th, 2015, which is accessible via EDGAR and SEDAR.

7 US$3 million in annual management fees calculated based on Sprott PHYS’ stated 0.35% management expense ratio applied to GoldTrust’s average end-of-month NAVs over the last twelve months as of March 31, 2015. As noted earlier, Sprott PHYS’ expense cap was considered and determined not to have been in effect during this time period as total expenses, excluding tax expenses, on a monthly basis, did not meet the 1/12 of 0.65% threshold.

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to the Sprott Offer, you can withdraw your Units by contacting your broker or

D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

▪	Other than Pekin and Polar, Sprott has not indicated that they have received support from any other GoldTrust Unitholders, who collectively hold over 88% of GoldTrust’s outstanding Units. As noted in the previous section, GoldTrust has alleged that Pekin and Polar have been acting jointly and in concert with Sprott regarding the Sprott Offer without public disclosure in contravention of Canadian securities laws.

Conclusion

Your Trustees have at all times acted in the best interest of ALL Unitholders and will continue to do so. In order to address the discount at which GoldTrust Units have traded in the current prolonged bear market, your Trustees have approved a significantly enhanced cash redemption feature, which should not alter the current advantages of GoldTrust’s fee, security, tax and governance structure. The preservation of GoldTrust’s existing structure should allow GoldTrust Units to outperform when positive gold markets return as they have done in the past. With GoldTrust’s new enhanced cash redemption feature, we believe even more strongly that retaining your GoldTrust Units represents a superior alternative for Unitholders as compared to the hostile offer being made by Sprott, which offers Unitholders no meaningful premium, 40% higher costs and the assumption of well-documented risks.

Significantly, Unitholders will continue to benefit from GoldTrust’s much lower expense ratio, superior bullion security and safeguards, tax-efficient structure and best-in-class governance – features that make GoldTrust the clear choice for long-term gold bullion investors.

More detailed information regarding the Sprott Offer and the reasons for your Trustees’ recommendations to GoldTrust Unitholders to REJECT the Sprott Offer can all be found on GoldTrust’s website at www.gold-trust.com or www.goldtrust.ca. Unitholders are urged to read the documents provided on our website in detail when determining how or whether they will respond to the Sprott Offer.

The Board recommends that Unitholders REJECT the Sprott Offer, TAKE NO ACTION and DO NOT TENDER their Units to the Sprott Offer and WITHDRAW their Units if already tendered.

Unitholders who have already tendered their Units to the Sprott Offer can withdraw their Units by contacting their broker or D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Thank you for your consideration of these concerns, and we thank you for your continued support of GoldTrust.

Sincerely,

Bruce Heagle Chair of the Special Committee of Independent Trustees	J.C. Stefan Spicer Founder, Chairman and CEO

For up to date information we strongly encourage Unitholders to please visit www.gold-trust.com or www.goldtrust.ca Or call GoldTrust at 905-304-4653 (GOLD) or 905-648-7879

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to the Sprott Offer, you can withdraw your Units by contacting your broker or

D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Additional Information and Where to Find It

The recommendation of the Board of Trustees of GoldTrust with respect to Sprott’s unsolicited offer to exchange units of GoldTrust for units of Sprott PHYS (the “Sprott Offer”) is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and a solicitation/recommendation statement (which contains the Trustees’ Circular), which has been filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm.

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 29, 2015, the GoldTrust Units were 99.2% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: any anticipated benefits of the enhanced cash redemption feature, including any anticipated impact on any potential future trading discounts to NAV, any anticipated tax impact on GoldTrust and Unitholders, and any anticipated impact on GoldTrust’s fee, security, tax and governance structure; the reasons of the Board of Trustees for recommending to Unitholders the rejection of the Sprott Offer, not taking any action with respect to the Sprott Offer and not tendering any Units to the Sprott Offer; the anticipated costs, risks and uncertainties associated with the Sprott Offer, including any anticipated impacts on bullion security, governance rights, potential tax risks and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of the Sprott Offer; the value of the Sprott PHYS units that would be received as consideration under the Sprott Offer; the ability of Sprott to complete the transactions contemplated by the Sprott Offer; any anticipated results or performance of Sprott PHYS or any other affiliates of Sprott; any anticipated changes to the market price of Sprott PHYS units or any other securities of Sprott and its affiliates; any anticipated impact of GoldTrust’s structure on future GoldTrust’s NAV or Unit prices; and any anticipated future prices of gold.

GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to the Sprott Offer, you can withdraw your Units by contacting your broker or

D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

THE SPROTT DISADVANTAGE FOR GOLDTRUST UNITHOLDERS

	SPROTT PHYSICAL GOLD TRUST	CENTRAL GOLDTRUST
Long-Term Track Record of Soundly Stewarding Investor Capital	NO	YES

95% NAV Cash Redemption Feature Available to ALL Unitholders at ANY time	NO	YES

Superior Long-Term Performance & Leverage to Bullion Price	NO	YES

Low Total Expense Ratio	NO	YES

Sliding Scale Administration Fee That Reduces as the Trust Grows	NO	YES

Security and Safeguards – Physically Segregated – Underground Treasury Vault	NO	YES

Most Tax-Efficient Structure	NO	YES

Independent (6 of 7) Board of Trustees, Audit Committee, and Corporate Governance Committee	NO	YES

Trustees Elected by Unitholders, Annual Voting and Other Unitholder Rights	NO	YES

Ability to Replace Manager / Administrator	NO	YES

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to the Sprott Offer, you can withdraw your Units by contacting your broker or

D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

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